Exhibit 21.1

Name of
Subsidiary	Jurisdiction of Incorporation
comScore Brand Awareness, L.L.C.	Delaware, U.S.A.
Creative Knowledge, Inc.	Delaware, U.S.A.
Gatesmith Enterprises, Inc.	Delaware, U.S.A.
Marketscore, Inc.	Delaware, U.S.A.

TMRG, Inc.	Delaware, U.S.A.
VoiceFive Networks, Inc.	Delaware, U.S.A.
comScore Europe, Inc.	Delaware, U.S.A.
comScore Canada, Inc.	Ontario, Canada
comScore Japan, K.K.	Japan
comScore Asia Limited	Hong Kong
M:Metrics, Inc.	Delaware, U.S.A
M:Metrics Limited	United Kingdom